March 29, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel
John Zitko
Kathryn Jacobson
Dean Suehiro

Re:	Dolby Laboratories, Inc.
Form 10-K for the Fiscal Year Ended September 24, 2010
Filed November 22, 2010
File No. 001-32431

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2011, relating to our Form 10-K for the fiscal year ended September 24, 2010 (File No. 001-32431) filed with the Commission on November 22, 2010 (“2010 10-K”) and to our Form 10-Q for the first fiscal quarter ended December 31, 2010 (File No. 001-32431) filed with the Commission on February 9, 2011 (“Q1 2011 10-Q”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended September 24, 2010

Products, page 48

Multiple Element Arrangements, page 68

1.	Please tell us how you considered additional disclosures on the terms of the multiple element arrangements, including performance-, cancellation-, termination-, or refund-type provisions. Refer to ASC Topic 605-25-50-1.

We advise the Staff that we account for the majority of sales of our digital cinema server products as multiple element (ME) arrangements that have two separate elements of accounting. The first element consists of our digital cinema server hardware and the accompanying software,

Securities and Exchange Commission

March 29, 2011

which is essential to the functionality of the hardware. This element is typically delivered at the time of sale. The second element is the right to receive support and maintenance, which is included as part of the sale with the hardware element and is typically delivered over a service period subsequent to the time of sale. The application of revenue accounting standards to these digital cinema server sales typically results in the allocation of a substantial majority of the total arrangement fee to the delivered hardware element based on the relative estimated standalone selling price of each element, which we recognize as revenue at the time of sale. A small portion of the total arrangement fee is allocated to the undelivered support and maintenance element. This amount is recognized as revenue ratably over the estimated service period.

We advise the Staff that our digital cinema server sales include a provision that provides for a 90-day return period, whereby a customer may return the product during the return period and receive a full refund. Returns made during this 90-day period have historically been insignificant, negating the need for a return reserve estimate under ASC 605-15-25. As such, we believe that a disclosure for refund-type provisions as discussed in ASC 605-25-50-1 is not required.

We advise the Staff that our current ME arrangements do not contain performance, cancellation, or termination-type provisions. Accordingly, we believe that disclosures related to these types of provisions are not required as discussed in ASC 605-25-50-1. However, we will provide the requisite disclosures to the extent that these arrangements contain such clauses in the future.

4. Fair Value Measurements, page 79

2.

For fair value measurements using significant other observable inputs (Level 2), please expand your disclosure to provide a description of the valuation techniques utilized by the professional pricing sources and the inputs used in determining the fair values of each class of assets or liabilities. Refer to ASC 820-10-50-2(e). Disclose the procedures you performed to validate the prices you obtained from such sources to ensure the fair value determination is consistent with ASC 820. In addition, disclose in your estimates and assumptions that materially affect your financial assets and liabilities in your Critical Accounting Policies and Estimates section on page 44 or tell us why such disclosures are not required. Refer to Release No. 33-8350 “Interpretation: Commission

Securities and Exchange Commission

March 29, 2011

Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please provide us with the proposed disclosures that you will include in future filings to address this comment or tell us why such disclosures are not required.

We advise the Staff that the securities we hold that are classified as Level 2 are fixed income securities such as U.S. government and agency bonds, corporate bonds, commercial paper, and state and municipal bonds.

We use a primary professional pricing service to assist management in measuring the fair value of our investment portfolio. ASC 802-10-50-2(e) requires a reporting entity to disclose “the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.” We advise the Staff that fair value calculations provided by our primary pricing service are based on pricing models in which all significant observable inputs (including benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data) are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.

We further advise the Staff that we review and validate the quoted market prices provided by our primary pricing service, by comparing the fair values of the Level 2 investment portfolio balance provided by them to the fair values of the Level 2 investment portfolio balance provided in monthly reports by our investment managers. We further advise the Staff that the fair values provided by our investment managers are independent of those provided by our primary pricing service.

With respect to ASC 820-10-50-2(e), we advise the Staff that we intend to include a disclosure substantially similar to that set forth in Appendix A to this letter in our Form 10-Q for the quarter ending April 1, 2011.

Additionally, with respect to Release No. 33-8350 and our critical accounting policies and estimates that materially affect our financial assets and liabilities, we intend to include a disclosure substantially similar to that set forth in Appendix B to this letter in our Form 10-Q for the quarter ending April 1, 2011.

Please note that in each case, we may modify such disclosures as necessary to reflect the facts and circumstances at the time of such disclosures.

Securities and Exchange Commission

March 29, 2011

10. Geographic Data, page 90

3.	Please tell us why the aggregate revenues from external customers attributed to an individual foreign country are not required to be disclosed. Refer to ASC 280-10-50-41. We note your disclosure on page 92 of your 2009 Form 10K.

ASC 280-10-50-41 states that a public entity shall report “Revenues from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.”

We advise the Staff that as disclosed in our 2010-10K, licensing revenue constitutes the majority of our total revenue, representing 84%, 83%, and 77% of total revenue in fiscal 2008, 2009, and 2010, respectively. We further advise the Staff that our licensees generally do not provide us with complete country specific reports specifying the countries in which their products are manufactured or sold. Thus, it is not possible for us to attribute our licensing revenue to foreign countries based on the location of manufacturing or sales. While we have in the past disclosed revenues from such licensees based upon the location of the licensees’ headquarters, this typically does not reflect the actual foreign countries to which those revenues relate, because the product manufacturing or sales associated with those revenues may have taken place in another country. For these reasons, we did not attribute revenues to particular foreign countries in our 2010-10K.

Despite the country specific revenue reporting challenges, we advise the Staff that on a go forward basis, we will attribute revenue based on our past attribution criteria and disclose individual foreign countries separately, if material.

Form 10-Q for the Quarter Ended December 31, 2010

Opportunities, Challenges and Risks, page 21

4.

As stated herein, adverse changes in general economic conditions could suppress consumer demand and harm your business in the markets in which you license your technologies and sell your products. Notwithstanding, in your earnings call for the first quarter of fiscal year 2011, you provided lower revenue guidance as a result of a

Securities and Exchange Commission

March 29, 2011

decline in licensing revenue “due to lower ISV revenue and lower expectations for PC unit growth” which do not appear to be attributable to economic conditions. Please expand your MD&A to provide greater transparency on your expected outlook for licensing revenue, including but not limited to a discussion of changes in the PC attach rate, market acceptance of the tablets, and other factors that you cited in the earnings call, and if applicable, the impact of expiring patents between now and 2017 as mentioned on page 19 of the Form 10-K. Please provide us your proposed discussion that you will include in future filings to address this comment or tell us why such discussion is not necessary.

We advise the Staff that we will provide additional disclosure in our MD&A in our future filings on our expected outlook for licensing revenue based on factors that may materially impact such outlook.

With respect to the disclosure in our Form 10-Q for the quarter ended December 31, 2010, we refer the Staff to the disclosure of PC-related risks, trends and uncertainties on page 22 of the Opportunities, Challenges and Risks section of the Form 10-Q, in which we discuss factors affecting our PC market, such as PC unit shipment growth, the mix of PC units containing our technologies and trends relating to increased consumer purchases of tablets and low-cost PCs. In addition, on page 22 of the Opportunities, Challenges and Risks section and on page 27 of the Results of Operations section of the Form 10-Q, we disclose decreases in the number of “third-party DVD software shipments” containing Dolby technologies. The same decrease as was discussed on our earnings call, but using the term “independent software vendor (ISV) media applications.” We use the terms “third-party DVD software” and “ISV media applications” interchangeably, as they have the same meaning for us. In future filings, we will clarify that third-party DVD software revenue is synonymous with ISV media application revenue.

With respect to the expiration of certain patents, we advise the Staff that we do not currently expect that the expiration of those Dolby Digital patents that expire between now and 2017 will have a material impact on our revenue for the next several fiscal years. Due to rapidly evolving technologies and the rapidly changing markets in which we operate, we are not currently able to reasonably quantify the impact on the expiration of Dolby Digital patents on our revenues in fiscal 2016 and 2017. However, per the Staff’s comment, we will continue to evaluate the

Securities and Exchange Commission

March 29, 2011

possible impact of the expiration of Dolby Digital patents on our anticipated operating results, and to the extent material, we will make appropriate disclosure related thereto.

We advise the Staff that we intend to include revised disclosure substantially similar to the disclosure proposed in Appendix C to this letter in our Form 10-Q for the quarter ending April 1, 2011. Anticipated changes to the existing December 31, 2010 Form 10-Q disclosures have been marked to facilitate the Staff's review. However, we may modify such disclosures as necessary to reflect the facts and circumstances, including any then-current trends, at the time of such disclosure.

* * * * *

Securities and Exchange Commission

March 29, 2011

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments regarding our responses to the undersigned at (415) 645-5779. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 357-7491, as well as to Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

DOLBY LABORATORIES, INC.

/s/ Murray J. Demo
Murray J. Demo
Chief Financial Officer

cc:	Kevin J. Yeaman
Andy Sherman
Dolby Laboratories, Inc.

Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Conor Moore
KPMG LLP

Securities and Exchange Commission

March 29, 2011

Appendix A

Fair Value Measurement

We base the fair value of our Level 1 financial instruments that are in active markets using quoted market prices for identical instruments. Our Level 1 financial instruments include money market funds and mutual fund investments held in our supplemental retirement plan.

We obtain the fair value of our Level 2 financial instruments, which are not in active markets, from a primary professional pricing source using quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Fair value obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement date, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.

We validate the quoted market prices provided by our primary pricing service by comparing the fair values of our Level 2 investment portfolio balance provided by our primary pricing service against the fair values of our Level 2 investment portfolio balance provided by our investment managers.

We did not own any Level 3 financial assets or liabilities as of April 1, 2011 or December 31, 2010.

Securities and Exchange Commission

March 29, 2011

Appendix B

Critical Accounting Policies and Estimates

Valuation and Classification of Investments

Fair value is the exchange price that would be received for an asset or that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

We classify our inputs to measure fair value using a three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that reflect the assumptions market participants would use in pricing the investment that are based on market data obtained from sources independent of the reporting entity, such as market quoted prices. Authoritative guidance establishes a three-level hierarchy prioritizing the inputs used in measuring fair value as follows: the fair value hierarchy gives the highest priority to quoted prices in active markets that are accessible by us at the measurement date for identical investments, described as Level 1, and the lowest priority to valuation techniques using unobservable inputs, described as Level 3. We obtain the fair value of our Level 2 financial instruments that are not in active markets from a primary professional pricing source using quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Fair value from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement date, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers and other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.

The degree to which estimates and judgment are used in determining fair value, is generally dependent upon the market pricing information available for the investments, the availability of observable inputs, the frequency of trading in the investments and the investment’s complexity. If different judgments regarding unobservable inputs were made, we could potentially reach different conclusions regarding the fair value of our investments.

Securities and Exchange Commission

March 29, 2011

Appendix C

Opportunities, Challenges, and Risks

Our revenue increased ~~10~~    % in the ~~first quarter of~~ fiscal year-to-date period ended April 1, 2011 when compared to the ~~first quarter of~~ same period in the prior fiscal ~~2010, and we are optimistic about the prospects for our business. However~~year. Nonetheless, our business could be affected by adverse changes in general economic conditions because our technologies are incorporated in entertainment-oriented products, ~~which are generally discretionary goods,~~ such as PCs, digital televisions, set-top boxes, DVD players and recorders, Blu-ray Disc players, video game consoles, audio/video receivers, mobile devices, in-car entertainment systems, home-theater-in-a-box systems, camcorders, and portable media devices. Many of these products are discretionary goods, demand for which is significantly affected by general economic conditions. Deterioration or continued weakness in general economic conditions could suppress consumer demand for such products and thus harm our business ~~in the markets in which we license our technologies and sell our products~~. In addition, as described below, our revenue is subject to uncertainties and market and technology trends relating to market growth as well as the mix of entertainment-oriented products containing our technologies among all products sold by our licensees.

Our PC market represented approximately 35%, 36%, and ~~31~~    % of our licensing revenue in fiscal 2009, fiscal 2010 and the ~~first quarter of~~ fiscal year-to-date period ended April 1, 2011, respectively. Revenue from our PC market is dependent on several factors, including underlying PC unit shipment growth, as well as the mix of ~~these~~ PC units containing our technologies among all products sold by our licensees. In the ~~first quarter of~~ fiscal year-to-date period ended April 1, 2011, revenue from our PC market was driven primarily by the inclusion of our technologies in operating systems or independent software vendor (ISV) media applications ~~or operating systems~~ often included in these PC shipments. ~~These~~ Such operating systems and ISV media applications ~~and operating systems~~ include DVD playback and/or DVD authoring functionality ~~that use our technologies~~. Our PC market also includes revenue from our PC Entertainment Experience (PCEE) program, a suite of technologies that enhances the audio quality of media content on entertainment-oriented PCs.

We are also affected by purchasing trends for PCs and similar computing devices. Consumers, particularly those in emerging markets, are increasingly purchasing ~~low-cost PCs and~~ netbooks and low-cost PCs, while ~~a~~ an increasing number of consumers in the U.S~~. and~~ ., Europe and Asia are purchasing tablets. ~~Both of these trends could continue in the future.~~ Currently, ~~these devices~~ most netbooks, tablets, and low-cost PCs do not include operating systems or ISV media applications with our technologies~~. However, we believe that over time we can extend our technologies to these devices in order to improve the user entertainment experience~~ because they do not contain optical drives. These trends could limit the

Securities and Exchange Commission

March 29, 2011

total available market of PCs that incorporate our technologies. We expect these trends to continue in the future, but their quantitative effect on our future PC licensing revenue is uncertain. For instance, it is uncertain whether or not consumers will purchase netbooks, tablets, and low-cost PCs as a substitute for high-end PCs, which typically are loaded with premium versions of Microsoft operating system and contain optical drives, or merely as an additional computing device. In the former case, consumers could delay or forego purchasing high-end PCs incorporating our technologies by purchasing these lower cost devices, thus reducing sales for such PCs and adversely affecting our licensing revenue in this market. On the other hand, if consumers choose to purchase these devices as additional computing devices, sales of high-end PCs incorporating our technologies may be unaffected.

We believe that we can extend our technologies to tablets, thus reducing the consequence of market shifts to these devices in the short term. Longer term, we view tablets as an opportunity for an additional source of licensing revenue.

Windows 7, Microsoft’s newest operating system, incorporates Dolby technologies, including Dolby Digital Plus, in four of the six available editions: Home Premium, Ultimate, Professional, and Enterprise. Windows 7 Professional and Enterprise are business oriented editions. Prior to the release of Windows 7, our technologies were ~~only~~ included only in premium consumer editions of Microsoft’s Vista operating system, the Windows Vista Home Premium Edition and the Windows Vista Ultimate Edition. Almost half of the world’s PC shipments are to the business market. The inclusion of our technologies in the Professional and Enterprise editions of Windows 7, which are typically purchased by the business market, increases the potential for us to receive royalties on a greater percentage of PC shipments.

Revenue risks associated with the Windows 7 opportunity include the following:

•

~~The~~ Although the inclusion of our technologies in Windows 7 Professional and Enterprise editions could result in our technologies residing in a greater percentage of PCs, ~~though~~ the benefit from ~~this potential~~this potentially significant increase in reported units will be partially offset by substantial discounts, thereby reducing the average per unit royalty we would receive from Microsoft over time.

•	Certain PC manufacturers have excluded, and we expect others ~~may~~will exclude in the future, ~~third-party DVD software~~ISV media applications from their product offerings.

•

Business customers may take several years to upgrade to Windows 7 given the longer adoption cycles associated with enterprise customers, thus delaying positive effects we may realize from inclusion of our technologies in business oriented editions of Windows.

•

In emerging economies, Microsoft has experienced, and may continue to experience, increased problems with usage of unauthorized copies of Windows 7 operating systems for which we do not receive royalty payments.